FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date:    1 March, 2011

EXHIBIT INDEX
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EXHIBIT NUMBER 99	EXHIBIT DESCRIPTION
Notice to London Stock Exchange dated 1 March, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange Announcement dated 11 February 2011 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 February 2011 of the following transactions by Mr H Manwani (PDMR)
which took place on 10 February 2011:

▪
Exercise of 27,000 options granted 22 March 2001 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1061p per Unilever PLC Ordinary share of 3 1/9p each. Mr H Manwani subsequently sold 27,000 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1822.73p per share.

▪
Exercise of 33,750 options granted 21 March 2002 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1296p per Unilever PLC Ordinary share of 3 1/9p each. Mr H Manwani subsequently sold 33,750 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1822.73p per share.

▪
Exercise of 27,000 options granted 25 March 2003 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1300p per Unilever PLC Ordinary share of 3 1/9p each. Mr H Manwani subsequently sold 27,000 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1822.73p per share.

▪
Exercise of 810 options granted 8 May 2003 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1286p per Unilever PLC Ordinary share of 3 1/9p each. Mr H Manwani subsequently sold 810 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1822.73p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

11 February 2011

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.